UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 02 September 2024
Exhibit No.2	Transaction in Own Shares dated 03 September 2024
Exhibit No.3	Total Voting Rights dated 03 September 2024
Exhibit No.4	Director/PDMR Shareholding dated 03 September 2024
Exhibit No.5	Transaction in Own Shares dated 04 September 2024
Exhibit No.6	Transaction in Own Shares dated 05 September 2024
Exhibit No.7	Transaction in Own Shares dated 06 September 2024
Exhibit No.8	Transaction in Own Shares dated 09 September 2024
Exhibit No.9	Transaction in Own Shares dated 10 September 2024
Exhibit No.10	Transaction in Own Shares dated 11 September 2024
Exhibit No.11	Director/PDMR Shareholding dated 11 September 2024
Exhibit No.12	Transaction in Own Shares dated 12 September 2024
Exhibit No.13	Director/PDMR Shareholding dated 12 September 2024
Exhibit No.14	Transaction in Own Shares dated 13 September 2024
Exhibit No.15	Transaction in Own Shares dated 16 September 2024
Exhibit No.16	Transaction in Own Shares dated 17 September 2024
Exhibit No.17	Transaction in Own Shares dated 18 September 2024
Exhibit No.18	Director/PDMR Shareholding dated 18 September 2024
Exhibit No.19	Transaction in Own Shares dated 19 September 2024
Exhibit No.20	Transaction in Own Shares dated 20 September 2024
Exhibit No.21	Transaction in Own Shares dated 23 September 2024
Exhibit No.22	Director/PDMR Shareholding dated 23 September 2024
Exhibit No.23	Transaction in Own Shares dated 24 September 2024
Exhibit No.24	Transaction in Own Shares dated 25 September 2024
Exhibit No.25	Transaction in Own Shares dated 26 September 2024
Exhibit No.26	Transaction in Own Shares dated 27 September 2024
Exhibit No.27	Transaction in Own Shares dated 30 September 2024
Exhibit No.28	Director/PDMR Shareholding dated 30 September 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	30 August 2024
Number of ordinary shares purchased:	5,793,934
Highest price paid per share:	228.7000p
Lowest price paid per share:	226.4500p
Volume weighted average price paid per share:	227.8245p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,643,865,654 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,643,865,654) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4059C_1-2024-8-30.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 77,746,722 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.3172p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

3 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	2 September 2024
Number of ordinary shares purchased:	3,761,842
Highest price paid per share:	229.7500p
Lowest price paid per share:	226.6500p
Volume weighted average price paid per share:	228.2755p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,640,131,716 ordinary shares with voting rights.1

There are no ordinary shares held in Treasury.

The above figure (14,640,131,716) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6138C_1-2024-9-2.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 81,508,564 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.6384p per ordinary share.

Note:

1.     Please note a correction to the Company's issued share capital disclosed in each of the RNS announcements issued from 10 August 2024 to 2 September 2024 (inclusive) related to transactions in own shares. The Company's issued share capital disclosed in each of the RNS announcements related to transactions in own shares released on those dates was understated by 270 ordinary shares with voting rights. This RNS reflects the correct issued share capital.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 3

                                                                                                                                                                                                                                            3 September 2024

Barclays PLC

  Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2024, Barclays PLC's issued share capital consists of 14,643,865,924 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,643,865,924 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 4

3 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.272 per Share	268,526
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-02
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

4 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	3 September 2024
Number of ordinary shares purchased:	3,834,109
Highest price paid per share:	227.5500p
Lowest price paid per share:	221.8500p
Volume weighted average price paid per share:	224.3025p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,636,428,084 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,636,428,084) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7839C_1-2024-9-3.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 85,342,673 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.7580p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

05 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	04 September 2024
Number of ordinary shares purchased:	3,862,848
Highest price paid per share:	224.4000p
Lowest price paid per share:	219.2500p
Volume weighted average price paid per share:	222.6337p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,632,597,254 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,632,597,254) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9717C_1-2024-9-4.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 89,205,521 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.7960p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                        Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

06 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	05 September 2024
Number of ordinary shares purchased:	3,768,886
Highest price paid per share:	230.5500p
Lowest price paid per share:	222.4500p
Volume weighted average price paid per share:	228.1841p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,628,841,750 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,628,841,750) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1530D_1-2024-9-5.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 92,974,407 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.0549p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

09 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	06 September 2024
Number of ordinary shares purchased:	2,089,862
Highest price paid per share:	227.6500p
Lowest price paid per share:	221.8000p
Volume weighted average price paid per share:	224.8953p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,626,776,086 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,626,776,086) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3209D_1-2024-9-6.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 95,064,269 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.1174p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No .9

10 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	09 September 2024
Number of ordinary shares purchased:	3,855,619
Highest price paid per share:	224.4000p
Lowest price paid per share:	221.1000p
Volume weighted average price paid per share:	223.0511p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,624,055,440 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,624,055,440) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4987D_1-2024-9-9.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 98,919,888 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.1538p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

11 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	10 September 2024
Number of ordinary shares purchased:	5,666,940
Highest price paid per share:	224.9000p
Lowest price paid per share:	218.5500p
Volume weighted average price paid per share:	222.3539p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,618,460,273 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,618,460,273) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6592D_1-2024-9-10.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 104,586,828 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.1646p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

11 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility ("PDMR") in American Depositary Shares of the Company (each representing four ordinary shares of the Company with a nominal value of 25 pence each) ("ADSs") of which it was notified on 9 September 2024.

The number of ADSs received by the PDMR and the transaction price of those ADSs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name ;.	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	The trustee of the Barclays Group Employees' Benefit Trust delivered ADSs to the individual described above. The ADSs delivered are in respect of Global Share Purchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$11.79 per ADS	24
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-09
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

12 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	11 September 2024
Number of ordinary shares purchased:	5,693,430
Highest price paid per share:	219.8000p
Lowest price paid per share:	213.9500p
Volume weighted average price paid per share:	217.2226p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,612,797,535 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,612,797,535) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8537D_1-2024-9-11.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 110,280,258 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.9095p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

12 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Grant of an option over Shares under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£1.79 per Share	10,558
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-12
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

13 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	12 September 2024
Number of ordinary shares purchased:	5,693,575
Highest price paid per share:	220.6000p
Lowest price paid per share:	216.9000p
Volume weighted average price paid per share:	219.1485p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,607,126,214 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,607,126,214) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0417E_1-2024-9-12.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 115,973,833 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.7739p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

16 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	13 September 2024
Number of ordinary shares purchased:	3,907,664
Highest price paid per share:	221.4500p
Lowest price paid per share:	218.2000p
Volume weighted average price paid per share:	220.0803p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,603,251,569 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,603,251,569) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2200E_1-2024-9-13.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 119,881,497 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.7187p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

17 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	16 September 2024
Number of ordinary shares purchased:	3,892,893
Highest price paid per share:	222.0000p
Lowest price paid per share:	219.6000p
Volume weighted average price paid per share:	220.9154p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,599,420,586 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,599,420,586) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4120E_1-2024-9-16.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 123,774,390 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.6934p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

18 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	17 September 2024
Number of ordinary shares purchased:	3,827,055
Highest price paid per share:	226.2500p
Lowest price paid per share:	222.4500p
Volume weighted average price paid per share:	224.7159p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,595,633,735 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,595,633,735) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5934E_1-2024-9-17.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 127,601,445 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.7841p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

18 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group  (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 2.211 per Share	166,572
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 2.211 per Share	87,450
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares ("ADSs") US06738E2046
b)	Nature of the transaction	Receipt of ADSs following conversion of Shares held through Barclays Wealth Nominees Limited/Solium Trustee (UK) Limited
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Not applicable	246,098
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 2.211 per Share	104,284
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 2.211 per Share	49,013
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	67,827
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	31,878
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	154,024
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	72,391
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	145,546
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	68,406
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	33,913
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	15,939
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, UK Corporate Bank and Head of Public Policy & Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	39,068
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	18,361
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	163,915
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	77,040
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Cancellation of an option granted under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Not applicable	Not applicable
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	CEO, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 February 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	56,522
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	26,565
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	14,229
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	6,716
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	87,864
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	41,296
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	79,131
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	37,191
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	39,565
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	18,595
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	25,435
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	11,954
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 26 February 2024. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2024. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	127,806
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.211 per Share	65,244
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

19 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	18 September 2024
Number of ordinary shares purchased:	3,838,456
Highest price paid per share:	225.0500p
Lowest price paid per share:	223.1500p
Volume weighted average price paid per share:	224.0484p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,591,828,825 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,591,828,825) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7737E_1-2024-9-18.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 131,439,901 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.8502p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

20 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	19 September 2024
Number of ordinary shares purchased:	3,808,330
Highest price paid per share:	227.0500p
Lowest price paid per share:	224.7500p
Volume weighted average price paid per share:	225.8901p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,588,061,839 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,588,061,839) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9560E_1-2024-9-19.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 135,248,231 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 221.9640p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                    Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

23 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	20 September 2024
Number of ordinary shares purchased:	3,786,667
Highest price paid per share:	229.0500p
Lowest price paid per share:	225.5000p
Volume weighted average price paid per share:	227.1504p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,584,315,086 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,584,315,086) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1314F_1-2024-9-20.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 139,034,898 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.1052p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

23 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.287 per Share	46,589
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 23

24 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	23 September 2024
Number of ordinary shares purchased:	3,844,354
Highest price paid per share:	226.9000p
Lowest price paid per share:	221.9000p
Volume weighted average price paid per share:	223.7047p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,580,500,126 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,580,500,126) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3234F_1-2024-9-23.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 142,879,252 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.1483p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

25 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	24 September 2024
Number of ordinary shares purchased:	3,789,678
Highest price paid per share:	229.8000p
Lowest price paid per share:	223.9500p
Volume weighted average price paid per share:	226.9322p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,576,737,778 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,576,737,778) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5105F_1-2024-9-24.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 146,668,930 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.2719p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

26 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	25 September 2024
Number of ordinary shares purchased:	3,814,265
Highest price paid per share:	228.3500p
Lowest price paid per share:	222.8500p
Volume weighted average price paid per share:	225.5415p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,572,939,292 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,572,939,292) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7015F_1-2024-9-25.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 150,483,195 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.3547p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 26

27 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	26 September 2024
Number of ordinary shares purchased:	3,782,997
Highest price paid per share:	228.2500p
Lowest price paid per share:	225.9000p
Volume weighted average price paid per share:	227.3330p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,570,623,161 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,570,623,161) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8959F_1-2024-9-26.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 154,266,192 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.4768p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 27

30 September 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	27 September 2024
Number of ordinary shares purchased:	5,812,608
Highest price paid per share:	229.0000p
Lowest price paid per share:	224.3000p
Volume weighted average price paid per share:	227.0926p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,564,856,350 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,564,856,350) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1144G_1-2024-9-27.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 160,078,800 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 222.6444p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 28

30 September 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●           ordinary shares of the Company with a nominal value of 25 pence each ("Shares"); and

●           American Depositary Shares of the Company (each representing four Shares) ("ADSs")

of which it was notified on 26 September 2024.

The number of Shares and/or ADSs (as appropriate) received by PDMRs and the transaction price of those Shares/ADSs are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.286 per Share	8,674
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	89
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.286 per Share	2,868
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	BBPLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	98
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	20
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.286 per Share	15,717
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	118
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & Barclays Bank Delaware
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs US06738E2046
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by Solium Capital UK Limited in its capacity as administrator of the Global Sharepurchase plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		$12.273 per ADS	5
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	90
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	59
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	CEO, Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2024 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.255 per Share	110
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-09-26
f)	Place of the transaction	Outside a trading venue

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

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